May 26, 2011
VIA EDGAR
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Human Genome Sciences, Inc.
Definitive Proxy on Schedule 14A
Filed March 30, 2011
File No. 001-14169
Dear Mr. Riedler:
Human Genome Sciences, Inc. (the “Company”) submits this response to your May 12, 2011 comment letter on the above-referenced filing. We appreciate the staff’s review and will be reflecting your comments in future filings, as discussed in more detail below. For your convenience, your comment has been reproduced in bold below, together with our response.
Compensation Discussion & Analysis
Compensation Elements, page 41
1.	We note your statement on page 40 that “The purpose of the cash incentive award program for named executive officers is to motivate and reward the achievement of specific preset corporate goals, agreed to in advance by the Board of Directors, along with the achievement of individual performance goals.” We note that you have disclosed on page 42 the executive team’s achievement of certain corporate goals, however you have not provided similar disclosure with respect to the individual performance goals. Please advise us of the extent to which the Compensation Committee considered individual performance goals in its determination of cash incentive awards for your named executive officers. Specifically, please tell us the individuals performance goals set for each named executive officer, the Compensation Committee or CEO’s (as applicable) evaluation of each named executive officer’s achievement of such performance goals and how such achievement was considered in determining the cash incentive awards.

Response:
Cash incentive awards for the Company’s CEO and the executive team are determined based on performance against three levels of goals, as outlined below:
1.	At the end of each calendar year, the CEO and the other members of the executive team develop a set of high-level “Corporate Goals” for the following year. The Corporate Goals are reviewed with the independent directors and communicated to all employees. The Corporate Goals are also disclosed in the proxy statement.

2.	Early in the calendar year, the CEO and the executive team also prepare a set of “Shared Management Committee Goals,” which are more granular than the Corporate Goals. The Shared Goals are intended to foster joint accountability for the priorities that enable achievement of our Corporate Goals. The Shared Goals are considered more sensitive from a confidentiality perspective — publication of these goals could put us at a competitive disadvantage — and are therefore not disclosed in the proxy statement.

3.	Each executive then identifies a set of “Individual Goals” that are specific to the function(s) that he or she manages. These Individual Goals are agreed upon between the executive and the CEO. These goals are very specific, are also considered Company confidential, and are not disclosed in the proxy statement.
During the Performance and Compensation Review, which is conducted annually in the first quarter, the Compensation Committee meets with the CEO and in executive session to assess the performance of the CEO based on his achievement of the agreed-upon goals, other accomplishments, contribution to the Company’s performance, commitment to the Company’s values, and other leadership attributes. For the other executives, the committee receives a performance assessment and compensation recommendation from the CEO and also exercises its judgment based on these inputs and also on the board’s interactions with the executive officer. Each executive’s performance is assessed based on the executive’s achievement against the three levels of goals — corporate, shared, and individual — when determining the level of “goal achievement” that is reflected in the cash incentive award. The committee considers this data along with other data in its subjective judgment of the overall individual performance of each executive. Other data considered typically includes assessments of the individual’s commitment to the Company’s values, the contribution of the executive to the Company’s long-term future, the leadership demonstrated by the executive at the corporate level, and achievement of business results other than those specified in the goals. The committee exercises judgment in determining the impact of individual performance on cash incentive awards; the process is not formulaic.
With regard to your request that we disclose each executive’s complete list of individual goals and accomplishments relative to those goals — in effect, to publicize the individuals’ performance appraisals — we recognize that shareholders should have a reasonable understanding of how executives’ individual performance affected their compensation. We believe it would be helpful to shareholders and are prepared to provide additional information on our CEO’s and the other named executive officers’ individual performance relative to their individual goals in years when the individual goal achievement is deemed to have had a material impact on cash incentive awards relative to the target level for that individual. However, we believe that detailed disclosure of individual performance goals and achievement — in years when cash incentives are reasonably close to target — would be inappropriate and detrimental to shareholder interests because it could lead to disclosure of competitively sensitive information, violate reasonable expectations of employee privacy, damage morale, and lead to retention problems. Companies faced with such detailed disclosures would be tempted to “homogenize” the goal-setting process for executives to avoid damaging or competitively sensitive disclosures — a result that could have an adverse impact on performance and would not be in the shareholders’ best interests.

In the Compensation Discussion & Analysis section of our 2012 proxy statement, we would plan to include disclosure consistent with the foregoing.
In connection with this response, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about our response or require additional information, please contact me at 301.251.6016.

Very truly yours,
/s/ Eric M. Burt
Eric M. Burt
Associate General Counsel and Assistant Corporate Secretary